Exhibit 99.1

Yintech Reports Third Quarter 2017 Unaudited Financial Results

SHANGHAI, China, November 29, 2017 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced its unaudited financial results for the quarter ended September 30, 2017.

For the third quarter of 2017, Yintech’s customer trading volume was RMB847.0 billion (US$127.3 billion), a 1.4% increase compared to the third quarter of 2016 and a 4.6% decrease compared to the previous quarter. Yintech generated net commissions and fees of RMB337.9 million (US$50.8 million), a 51.8% decrease compared to the third quarter of 2016 and a 35.1% decrease compared to the previous quarter.

	For the quarter ended			% Change
In RMB million, except otherwise specified	September 30, 2016	June 30, 2017	September 30, 2017	YoY	QoQ
Customer trading volume (in RMB billion)	835.1	888.0	847.0	1.4%	(4.6%)
Revenues	747.5	569.9	388.3	(48.0%)	(31.9%)
Net commissions and fees	700.7	520.5	337.9	(51.8%)	(35.1%)
Net income attributable to Yintech	242.1	85.4	68.6	(71.7%)	(19.7%)
EPS per ADS - diluted (RMB)	3.75	1.16	0.94	(74.9%)	(19.0%)

Non-GAAP data
Non-GAAP net income attributable to Yintech	248.9	131.8	101.0	(59.4%)	(23.3%)
Non-GAAP EPS per ADS - diluted (RMB)	3.86	1.79	1.38	(64.2%)	(22.9%)

“Our performance during the quarter was solid despite an unusually tepid market environment,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “The volatility of spot gold on the Shanghai Gold Exchange over the past two quarters was at its lowest levels since 2005, which negatively impacted trading activity by customers on our platform. Our acquisition of Forthright Securities announced in late September was an important step in our strategy to expand our portfolio of securities services. We are now able to offer a wide range of securities services to our customers, which include overseas securities trading, securities advisory and securities information platform services. We expect our securities services business to grow rapidly in the coming quarters and contribute more meaningfully to our top and bottom lines.”

“Excluding contribution from local exchange business, we recorded strong quarter-on-quarter growth in customer trading volume and revenues in the third quarter, which demonstrates our decisiveness and resilience during this period of transition,” commented Mr. Jingbo Wang, CFO of Yintech. “Our joint venture with SINA is progressing smoothly and will start generating revenues in the fourth quarter of 2017. In addition, we will complete the acquisition of Forthright Securities and begin to consolidate its results of operations by the end of 2017.”

Third Quarter 2017 Financial Results

Revenues for the quarter were RMB388.3 million (US$58.4 million), a decrease of 48.0% from RMB747.5 million in the same quarter last year and a decrease of 31.9% from RMB569.9 million in the previous quarter. The sequential decrease was mainly due to the decrease in net commissions and fees.

Net commissions and fees for the quarter were RMB337.9 million (US$50.8 million), a decrease of 51.8% from RMB700.7 million in the same quarter last year and a decrease of 35.1% from RMB520.5 million in the previous quarter.

Net commissions and fees from commodities trading for the quarter were RMB334.7 million (US$50.3 million). Customer trading volume was RMB847.0 billion (US$127.3 billion) during the quarter, an increase of 1.4% from RMB835.1 billion in the same quarter last year and a decrease of 4.6% from the previous quarter.

Net commissions and fees from securities services for the quarter were RMB3.2 million (US$0.5 million).

Effective fee rate (representing net commissions and fees from commodities trading business as a percentage of customer trading volume) for the quarter was 0.040%, compared with 0.084% in the same quarter last year and 0.058% in the previous quarter.

Expenses for the quarter were RMB315.3 million (US$47.4 million), a decrease of 34.1% from RMB478.7 million in the same quarter last year and a decrease of 29.2% from RMB445.3 million in the previous quarter. The sequential decrease was primarily attributable to a reduction in employee compensation and benefits as well as advertising and promotional expenses.

Net income for the quarter was RMB66.5 million (US$10.0 million), a decrease of 71.7% from RMB235.2 million in the same quarter last year and a decrease of 24.4% from RMB88.0 million in the previous quarter.

Net income attributable to Yintech for the quarter was RMB68.6 million (US$10.3 million), a decrease of 71.7% from RMB242.1 million in the same quarter last year and a decrease of 19.7% from RMB85.4 million in the previous quarter.

Diluted earnings per ADS for the quarter were RMB0.94 (US$0.14), compared with diluted earnings per ADS of RMB3.75 in the same quarter last year and diluted earnings per ADS of RMB1.16 in the previous quarter.

Non-GAAP net income attributable to Yintech for the quarter was RMB101.0 million (US$15.2 million), a decrease of 59.4% from RMB248.9 million in the same quarter last year and a decrease of 23.3% from RMB131.8 million in the previous quarter.

Non-GAAP diluted earnings per ADS for the quarter were RMB1.38 (US$0.21), compared with non-GAAP diluted earnings per ADS of RMB3.86 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB1.79 in the previous quarter.

As of September 30, 2017, the Company had cash of RMB460.5 million (US$69.2 million), compared with RMB1,541.2 million as of December 31, 2016. The decrease was mainly due to the purchase in the net amount of RMB1,311.8 million of available-for-sale investments such as wealth management products since the beginning of 2017 and the 2016 annual dividend distribution of RMB385.1 million (US$55.9 million), which was partially offset by net income of RMB530.6 million for the nine months ended September 30, 2017.

As of September 30, 2017, Total shareholders’ equity of Yintech was RMB3,558.3 million (US$534.8 million), compared with RMB3,316.0 million as of December 31, 2016.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2017 Fourth Quarter Guidance

•                  Customer trading volume will be in the range of RMB680 billion to RMB750 billion.

•                  Revenues will be in the range of RMB340 million to RMB370 million.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as amortization of intangible assets in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as amortization of intangible assets in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6533 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 29, 2017. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. U.S. Eastern Time on Wednesday, November 29, 2017 (9:00 p.m. Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, December 6, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode	10114520

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended			For the nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017
Customer trading volume (in RMB billion)	835.1	888.0	847.0	1,558.8	3,124.0

Net commissions and fees (in RMB million)
Commodities trading[1]	700.7	516.0	334.7	1,551.8	1,904.1
Securities services[2]	—	4.5	3.2	—	7.7
Total	700.7	520.5	337.9	1,551.8	1,911.8

Effective fee rate[3]	0.084%	0.058%	0.040%	0.100%	0.061%

Active accounts[4]	40,797	57,559	37,391

Tradable accounts[5]	122,013	142,115	151,908

Note

1. Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

2. Represents net commissions and fees earned by providing securities advisory services and securities information platform services to customers.

3. Represents net commissions and fees from commodities trading business as a percentage of customer trading volume.

4. Refers to a regular customer account that executed at least one trade through us during the period.

5. Refers to a regular customer account that has been activated and has remained tradable as of the end of the given period. Total number of tradable accounts as of or after June 30, 2017 excluded customer accounts on the Guangdong Precious Metals Exchange.

Consolidated Statements of Comprehensive Income

In RMB ’000, except otherwise specified

	For the three months ended			For the nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017
Revenues
Commissions and fees, net	700,744	520,458	337,896	1,551,773	1,911,826
Trading gains, net	4,943	12,963	11,966	7,569	54,561
Interest and investment income	1,130	587	861	1,727	4,016
Other revenues	40,690	35,908	37,608	96,759	92,452
	747,507	569,916	388,331	1,657,828	2,062,855

Expenses
Employee compensation and benefits	(186,537)	(273,935)	(171,006)	(454,800)	(811,668)
Advertising and promotion	(208,480)	(92,606)	(60,632)	(353,997)	(332,853)
Information technology and communications	(8,360)	(13,920)	(12,498)	(27,936)	(33,220)
Occupancy and equipment rental	(18,798)	(31,417)	(31,211)	(46,899)	(92,891)
Taxes and surcharges	(5,427)	(6,379)	(4,228)	(20,473)	(18,782)
Intangible assets amortization	(5,048)	(14,155)	(14,096)	(5,048)	(42,389)
Other expenses	(46,040)	(12,919)	(21,641)	(74,916)	(59,222)
	(478,690)	(445,331)	(315,312)	(984,069)	(1,391,025)

Income before income taxes	268,817	124,585	73,019	673,759	671,830
Income taxes	(33,585)	(36,592)	(6,538)	(85,716)	(141,239)
Net income	235,232	87,993	66,481	588,043	530,591
Less: Net income attributable to non-controlling interests	(6,836)	2,587	(2,137)	(4,364)	(4,706)
Net income attributable to Yintech	242,068	85,406	68,618	592,407	535,297
Other comprehensive income	3,040	(8,777)	7,479	22,711	(1,446)
Comprehensive income attributable to Yintech	245,108	76,629	76,097	615,118	533,851

Earnings per ADS[6] (RMB)
Basic	4.02	1.20	0.96	10.70	7.51
Diluted	3.75	1.16	0.94	9.99	7.25

Weighted average number of shares (‘000)[6]
Basic	1,204,120	1,428,721	1,428,139	1,107,635	1,425,230
Diluted	1,289,933	1,475,513	1,464,569	1,185,461	1,477,304

Number of shares outstanding at end of period (‘000)[6]	1,365,706	1,402,479	1,398,224	1,365,706	1,398,224

Note:

6. Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ’000, except otherwise specified

	December 31, 2016	September 30, 2017
Assets
Cash	1,541,241	460,455
Derivative assets	45,569	—
Available-for-sale investments	218,940	1,530,692
Deposits with clearing organizations	265,807	23,142
Equipment and leasehold improvements	37,594	42,004
Deferred tax assets	59,551	31,209
Goodwill	1,069,603	1,080,408
Intangible assets	417,257	447,641
Commission receivable	109,497	167,929
Other assets	154,822	213,575
Total assets	3,919,881	3,997,055

Liabilities and shareholders’ equity
Deferred tax liabilities	108,694	86,040
Income tax payable	145,049	89,388
Accounts payable	15,274	4,786
Accrued employee benefits	231,376	226,568
Other liabilities	103,507	32,013
Total liabilities	603,900	438,795

Equity attributable to Yintech shareholders	3,316,666	3,536,731
Equity attributable to non-controlling interests	(685)	21,529
Total shareholders’ equity	3,315,981	3,558,260

Total liabilities and shareholders’ equity	3,919,881	3,997,055

Reconciliation of GAAP to Non-GAAP Results

In RMB ’000, except otherwise specified

	For the three months ended			For the nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017

Net income attributable to Yintech	242,068	85,406	68,618	592,407	535,297
Add: Share-based compensation	3,381	36,041	22,073	22,429	63,946
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	3,434	10,303	10,303	3,434	30,909
Non-GAAP net income attributable to Yintech	248,883	131,750	100,994	618,270	630,152

Non-GAAP earnings per ADS[7] (RMB)
Basic	4.13	1.84	1.41	11.16	8.84
Diluted	3.86	1.79	1.38	10.43	8.53

Note:

7. Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com